Exhibit (a)(5)(xxxiii)
ORIGINAL
LEVY, RAM & OLSON
Michael F. Ram (SBN 104805)
mfr@lrolaw.com
639 Front Street, 4th Floor
San Francisco, CA 94111
Telephone: (415) 433-4949
Facsimile: (415) 433-7311

SPECTOR, ROSEMAN & KODROFF, P.C.
Robert M. Roseman
rroseman@srk-law.com
Jay Cohen
jcohen@srk-law.com
Andrew D. Abramowitz
aabramowitz@srk-law.com
1818 Market Street, Suite 2500
Philadelphia, PA 19103
Telephone: (215) 496-0300
Facsimile: (215) 496-6611

Attorneys for Plaintiff, Class Members,
and all others similarly situated
UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

JOHN P. McCARTHY PROFIT SHARING PLAN, individually and on behalf of all Others similarly situated,	) ) )	Civil Action No. CV 08 3720
	)	COMPLAINT
Plaintiff,	)
	)	CLASS ACTION
v.	)
)
GENENTECH, INC., ROCHE HOLDING,
LTD, ROCHE HOLDINGS, INC., ROCHE
HOLDING AG, ARTHUR D. LEVINSON,
HERBERT W. BOYER, WILLIAM M.
BURNS, ERICH HUNZIKER,
JONATHAN K.C. KNOWLES, DEBRA L.
REED, AND CHARLES SANDERS,
) ) ) ) ) ) )
)
Defendants.	)

Case No. ______ – CLASS ACTION COMPLAINT

NATURE OF THE ACTION
     1. Plaintiff brings this action individually and on behalf of all persons who own the securities of Genentech, Inc. (“Genentech” or “the Company”), seeking compensatory damages and injunctive relief arising from the Buy-Out Proposal described below (the “Class”). Alternatively, in the event that the Buy-Out Proposal is consummated, Plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the Director Defendants (as defined below).
     2. This action arises from breaches of fiduciary duties in connection with a proposal by Roche Holding AG (“Roche”), a subsidiary of F. Hoffmann-La Roche Ltd., the world’s largest producer of medications to treat cancer and a leader in the field of molecular diagnostics, to buy all outstanding shares of Genentech. Roche is the majority shareholder of Genentech, having acquired approximately 56 percent of the Company’s outstanding stock in or around 1990. On July 21, 2008, Roche announced an offer to buy the remaining outstanding shares of Genentech for $89 per share in cash (the “Buy-Out Proposal”). This represents a total equity value of approximately $43.7 billion.
     3. As the negative market reaction to the offer reflects, the consideration offered in the Buy-Out Proposal is grossly inadequate. As noted above, Roche owns approximately 56% of Genentech and has nominated three of its current directors. As a controlling shareholder, Roche exerts considerable influence and/or control over the Genentech Board and therefore owes Genentech public shareholders a duty of entire fairness with respect to price and process when offering to acquire the remainder of the company.
     4. Plaintiff alleges that it and the other public shareholders of Genentech common stock are entitled to enjoin the Buy-Out Proposal or, alternatively, to recover damages in the event that the Buy-Out Proposal is consummated.
Case No. ______ – CLASS ACTION COMPLAINT

JURISDICTION AND VENUE
     5. This Court has jurisdiction pursuant to 28 U.S.C. §1332(A)(2) in that Plaintiff and Defendants are citizens of different states and the matter in controversy excess the jurisdictional amount of $75,000.00, exclusive of interest and costs. In addition, this court has supplemental jurisdiction under 28 U.S.C. §1367(a). This action is not a collusive action designed to confer jurisdiction on a court of the United States that it would not otherwise have.
     6. Venue is proper in this District pursuant to 28 U.S.C. §1391(a)(2) because Defendant Genentech is headquartered in this District and a substantial portion of the transaction and occurrences complained of herein, including the Defendants’ primary participation in the wrongful acts detailed herein, occurred in this District. In addition, one or more of the Defendants either resides in or maintains executive offices in this district.
THE PARTIES
     7. Plaintiff John McCarthy Profit Sharing Plan is and has at all relevant times been the owner of Genentech, Inc. (“Genentech” or the “Company”) common stock.
     8. Defendant Genentech is a corporation organized and existing under the laws of the State of Delaware, with a principal place of business in South San Francisco, California. Genentech is a leading biotechnology company that discovers, develops, manufactures, and commercializes pharmaceutical products. As of February 2008, the number of outstanding shares of the Company’s common stock was approximately 1 billion.
     9. Defendant Roche, a subsidiary of F. Hoffmann-La Roche Ltd., is headquartered at Grenzacherstrasse 124, CH-4070, Basel, Switzerland 4002. Roche produces pharmaceuticals, vitamins, fine chemicals, diagnostic products, fragrances, and flavors. Its pharmaceuticals account for the majority of its total sales.
     10. Defendant Roche Holding, Ltd., a Swiss company, maintains its principal place of business in Basel, Switzerland. Roche Holding, Ltd. is a pharmaceutical and diagnostic
Case No. ______ – CLASS ACTION COMPLAINT

company. Its products and services cover every stage of the healthcare process, from identifying disease susceptibilities and testing for disease in at-risk populations to prevention, diagnosis, therapy and treatment monitoring.
     11. Defendant Roche Holdings, Inc., an indirect and wholly-owned subsidiary of Roche Holding, Ltd., is Genentech’s majority shareholder. Roche is a Delaware corporation and is the holding company for the principal operating subsidiary Roche Holding, Ltd. Pursuant to various agreements, it is entitled to place — and, in fact, has placed — on Genentech’s seven member board (the “Board”) three nominees: Defendants William M. Burns (“Burns”), Erich Hunziker (“Hunziker”), and Jonathan K.C. Knowles (“Knowles”).
     12. Given Roche’s holdings and majority ownership of 55% of Genentech’s outstanding stock, all of Genentech’s directors are beholden to Roche. Defendants Roche Molding AG, Roche Molding, Ltd. and Roche Holdings, Inc. will hereinafter be referred to as “Roche”.
     13. Moreover, under certain agreements between Roche and Genentech, Roche’s directors must give prior approval to any transaction involving the sale of all or a substantial portion of Genentech’s assets or business. These agreements effectively prevent any other potential bidder from making a bid for the company.
     14. Defendants Burns, Hunziker, and Knowles are Roche’s nominees on the Board.
     15. Defendant Arthur D. Levinson (“Levinson”) is Genentech’s Chairman and Chief Executive Officer.
     16. Defendant Herbert W. Boyer (“Boyer”) is a Genentech director and is its retired co-founder.
     17. Defendant Debra L. Reed (“Reed”) has been a Genentech director since 2005.
     18. Defendant Charles A. Sanders (“Sanders”) has been a Genentech director since 1999.
Case No. _____ – CLASS ACTION COMPLAINT

     19. Plaintiff’s claims are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by the wrongs complained of herein.
     20. Defendants have acted, and will continue to act, on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.
BACKGROUND AND SUBSTANTIVE ALLEGATIONS
     21. In 1990, Swiss pharmaceutical company Roche purchased a controlling stake in Genentech.
     22. According to the July 21, 2008, online edition of The Wall Street Journal, Roche’s investment in Genentech “gave Genentech the wherewithal to finance its drug–development program without worrying about disappointing Wall Street analysts and fickle investors with erratic quarterly earnings. For Roche, it offered a promising pipeline of drugs in development and control of one of the leaders in the genetics and biotechnology revolutions.”
     23. The years subsequent to Roche’s investment in Genentech have seen Genentech bring to market important medicines earning it sales of more than $1 billion a year. These drugs include Avastin®, Rituxan® and Herceptin® for the treatment of various forms of cancer. The total 2007 sales of Avastin® and Rituxan® both topped $2 billion world-wide. As part of the two companies’ arrangement, Genentech sells the drugs inside the U.S. and Roche sells the drugs outside the U.S.
     24. The Company’s prior two earnings results have been extremely strong. On July 16, 2008, Janney Montgomery Scott LLC published a research note concerning the Company’s second quarter results and strong prospects for the remainder of 2008. The report noted that the Company’s overall U.S. product sales grew 7% sequentially to $2.35 billion. Royalty revenue from international product sales was up 29% for the quarter, “again receiving an extra boost from the weak dollar.”
Case No. __________ – CLASS ACTION COMPLAINT

     25. On July 21, 2008, Roche offered to acquire the remaining shares of Genentech that it does not already own for a price of $89 per share, or a total price of $43.7 billion, in cash.
     26. The $89 per share offer, however, represented a premium of only 8.8 percent relative to Genentech’s closing price of $81.82 on the previous trading day, July 18, 2008.
     27. On news of the Roche offer, the market reacted by boosting the price of Genentech’s shares by almost 15 percent, to $93.88 at the close of trading on Monday, July 21, 2008. This price was well above the offering price of the Buy-Out Proposal.
     28. The Buy-Out Proposal was met by a chorus of analysts who believed $89 per share consideration was opportunistic given economic and industry conditions. Oppenheimer & Co. analyst Bret Holley went so far as to say: “We believe Roche is attempting to capture Genentech’s significant future growth on the cheap.”
     29. As of July 21, 2008, Roche already owned approximately 56% of the Company and has three nominees on the Company’s Board. It has the right to approve any sale of the Company’s assets.
     30. The Buy-Out Proposal is unfair and inadequate, and timed to take advantage of general market turmoil and a decline in Genentech’s stock price.
     31. The Buy-Out Proposal is also timed to take advantage of the weak dollar, since Roche is a non-V.S. company.
     32. Roche’s chairman, Franz Humer (“Humer”), recently publicly stated that Roche executives believe that the dollar is at a low right now.
     33. Further, the buyout is also designed to enable Roche to assume even greater control over Genentech’s small molecule development, and to provide Roche with greater access to Genentech’s products after 2015.
     34. Humer has also publicly stated that Roche is presently considering
Case No. __________ – CLASS ACTION COMPLAINT

retaining a number of Genentech employees and executives.
     35. Not surprisingly, given the current share price, analysts have been publicly stating that the Buy-Out Proposal price is inadequate and that the Company is worth close to $100-$125 per share.
     36. The Buy-Out Proposal provides grossly inadequate consideration for Genentech shareholders. For example, shares of Genentech traded at almost $100 per share several years ago, approximately $10 per-share above the Buy-Out Proposal’s consideration. In addition, Genentech shares currently trade at approximately $93 per share, $4 per share above the Buy-Out Proposal’s consideration.
     37. The Roche Buy-Out Proposal fails to adequately value Genentech’s prospects, and represents nothing more than a keenly timed attempt to squeeze out the Company’s public shareholders. If the Buy-Out Proposal is consummated at a price which effectively offers Genentech’s shareholders no premium whatsoever, Roche will be able to keep for itself future profits which rightfully belong to Genentech’s shareholders.
     38. Indeed, while the Buy-Out Proposal represents no appreciable benefit for shareholders, the acquisition will represent a windfall for Roche. Not only will Roche be allowed to squeeze out Genentech’s public shareholders for a below market price, the Buy-Out Proposal will also generate pretax cost savings of roughly $750 million to $850 million annually and add considerably to earnings per share in the first year after the deal closes.
     39. In spite of the swift and overwhelmingly negative reaction of both Company shareholders and analysts, the Company announced that it would consider the Buy-Out Proposal.
     40. Specifically, rather than immediately rejecting the facially inadequate Buy-Out Proposal, Genentech announced as follows: “Genentech expects that a special committee of its Board of Directors, composed of the independent directors, will be convened promptly to
Case No. __________ – CLASS ACTION COMPLAINT

determine what action to take with respect to the proposal.”
     41. Any such special committee cannot, however, be truly independent of Roche, given Roche’s control over the Company. Therefore, it will be impossible for the Board to be able to independently and adequately negotiate or consider a fair deal.
     42. The purported “independent” or special committee, however, will doubtless be used to induce a majority of the minority shareholders to approve the Buy-Out Proposal at a price favorable to Roche, and to avoid the “alternative.” Under the alternative, which Roche maintains under prior agreement, if a majority of the minority of Genentech shareholders do not approve the Buy-Out Proposal, Roche is required to submit the determination of a price to independent investment bankers chosen by a special committee of the Board, and to offer the median price as determined by those investment bankers.
     43. Moreover, analysts acknowledged the leverage Roche has over Genentech and its Board of Directors. As BMO Capital Markets analyst Jason Zhang noted: “Given that Roche already owns 56 percent of Genentech and it is unlikely any other big Pharma company would bid for it, Roche will not have to pay the highest price.” In other words, the Company’s Board will be hard-pressed to exercise an objective analysis given Roche’s position of control and influence over the Genentech Board.
CLASS ACTION ALLEGATIONS
     44. Plaintiff brings this action individually, and on behalf of all other stockholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from Defendants’ actions, as more fully described herein (the “Class”).
     45. This action is properly maintainable as a class action for the following reasons:
(a) The Class is so numerous that joinder of all members is impracticable. As
Case No. __________ – CLASS ACTION COMPLAINT

of February 2008, there were hundreds of holders of record of Genentech’s common stock, in addition to Roche;
(b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following.
(i) Whether Genentech and the Individual Defendants have engaged and are continuing to engage in a plan and scheme to benefit Roche, and Roche’s directors, at the expense of the members of the Class;
(ii) Whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and candor, and whether they can form a meaningful special committee of the Board, given that they are beholden to Roche;
(iii) Whether the Individual Defendants have disclosed or will disclose in any future solicitation, all material facts in connection with the challenged Buy-Out Proposal; and
(iv) Whether Plaintiff and the other members of the Class would be irreparably damaged if the Individual Defendants are not enjoined from the conduct described herein.
     46. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     47. The prosecution of separate actions by individual members of the Class would
Case No. _____– CLASS ACTION COMPLAINT

create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     48. Defendants’ actions, or refusals to act, have caused injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.
     49. The Individual Defendants have breached their fiduciary duties by failing to take steps to ensure the fairness of the Buy-Out Proposal. The Buy-Out Proposal consideration is not the result of arm’s-length negotiations, and is not based upon any independent valuation of the current or projected value of Genentech.
     50. The Buy-Out Proposal has been timed and structured unfairly in that: (a) no independent or special committee can be created; and (b) Roche has a history of buying Genentech at an inadequate price and then reselling it immediately thereafter for greater consideration.
     51. The Individual Defendants owe fiduciary duties to the Company’s public shareholders, but they have failed to fairly discharge their duties by failing to maximize the value of the Buy-Out Proposal.
     52. The Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class and will consummate the Buy-Out Proposal to the irreparable harm of Plaintiff and the Class.
COUNT I
BREACHES OF FIDUCIARY DUTY
     53. Plaintiff repeats and realleges the allegations above, as if fully set forth
Case No. _____ – CLASS ACTION COMPLAINT

herein.
     54. By reason of the foregoing, Roche, Genentech, and the Individual Defendants have violated their fiduciary duties to Plaintiff and to the Class by failing to take an active and direct role in the sale of the Company and by failing to ensure the maximization of shareholder value and/or a transaction that is entirely fair.
     55. The Individual Defendants have at all times been fiduciaries of Genentech shareholders and owed and continue to owe fiduciary duties to Genentech and its shareholders. The Individual Defendants have breached and continue to breach their fiduciary duties to Genentech’s shareholders, as described herein.
COUNT II
AIDING AND ABETTING BREACHES OF FIDUCIARY DUTY
     56. Plaintiff repeats and realleges the allegations above, as if fully set forth herein.
     57. By reason of the foregoing, Roche has knowingly rendered substantial assistance and has aided and abetted these breaches of fiduciary duties, duty of loyalty and duty of care to Plaintiff and to the other members of the Class.
     58. Plaintiff and the other members of the Class have no adequate remedy at law.
     WHEREFORE, Plaintiff demands judgment as follows:
     1. Declaring this to be a proper class action and naming plaintiff as Class representative;
     2. Granting preliminary and permanent injunctive relief against the consummation of the Buy-Out Proposal as described herein;
     3. In the event a transaction is consummated on the terms of the current Buy-Out Proposal, rescinding the Buy-Out Proposal and awarding rescissionary damages;
     4. Ordering Defendants to pay to Plaintiff and to other members of the Class all
Case No. ____ – CLASS ACTION COMPLAINT

damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;
     5. Awarding Plaintiff the costs and disbursements of the action including allowances for Plaintiffs reasonable attorneys and experts fees; and
     6. Granting such other and further relief as may be just and proper.
JURY TRIAL DEMANDED
          Plaintiff demands a trial by jury.

Date: August 4, 2008	LEVY, RAM & OLSON LLP
	By:	/s/ Michael F. Ram
Michael F. Ram (SBN 104805)
mfr@lrolaw.com
LEVY, RAM & OLSON, LLP
639 Front Street, 4th Floor
San Francisco, CA 94111
Telephone: (415) 433-4949
Facsimile: (415) 433-7311

Robert M. Roseman
rroseman@srk-law.com
Jay Cohen
jcohen@srk-law.com
Andrew D. Abramowitz
aabramowitz@srk-law.com
Rachel E. Kopp
rkopp@srk-law.com
SPECTOR, ROSEMAN & KODROFF, P.C.
1818 Market Street, Suite 2500
Philadelphia, PA 19103
Telephone: (215) 496-0300

Case No. ____ – CLASS ACTION COMPLAINT